Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number: 001-33759

GIANT INTERACTIVE GROUP INC.

2/F No. 29 Building, 396 Guilin Road

Shanghai 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Giant Interactive Group Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated March 31, 2008	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giant Interactive Group Inc.

By:	/s/ Eric He
Name:	Eric He
Title:	Chief Financial Officer

Date: March 31, 2008

Exhibit 99.1

GIANT ONLINE’S OPEN BETA LAUNCH

ACHIEVES PCU OF OVER 237,000

SHANGHAI, PRC — March 31, 2008 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or “the Company”), one of China’s leading online game developers and operators, announced that the peak concurrent users (“PCU”) for its new game Giant Online reached 237,686 at 8:18PM (Beijing Time) on March 28, 2008.

Mr. Yuzhu Shi, Giant’s Chairman and CEO, commented, “I am very excited by the performance of Giant Online on the launch of its open beta testing phase. Our first self-developed massively multiplayer online role playing game, ZT Online, reached 200,000 PCU in open beta testing in April 2006 and went on to become one of the most successful online games in China. The achievement of Giant Online during this stage surpasses that of ZT Online.”

“The success of both games can be attributed to our focused strategy and “Gamer First” ideology. Our strength lies in our commitment to listen to and analyze gamers’ feedback, and our R&D team’s ability to continuously enhance our games to keep players engaged. Since initiating testing of Giant Online last year, we have been constantly enhancing the game based on players’ preferences. Our focus on this task has led us to release revised versions of the game almost every day. The open beta test results reinforce the effectiveness of our strategy, and we believe that Giant Online will go on to achieve the success that ZT Online is still enjoying today.”

About Giant

Giant is one of China’s leading online game developers and operators in terms of revenues, focusing on massively multiplayer online role playing games. Giant’s game, ZT Online, was voted the most popular online game in China in 2006 according to the International Data Corporation. The Company’s second game, Giant Online, entered into open beta testing on March 28, 2008. Giant has two additional online games that it intends to commercially launch, including King of Kings III and Empire of Sports. Giant has built a nationwide distribution network to sell the prepaid game cards and game points required to play its games, which as of December 31, 2007 consisted of over 200 distributors, and reached over 116,500 retail outlets, including internet cafes, software stores, supermarkets, bookstores, newspaper stands, and convenience stores located throughout China. For more information, please visit Giant Interactive Group on the web at www.giantig.com.

Safe Harbor Statement

This release contains forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 relating to, among other things, Giant’s ability to enhance the content and features of Giant Online, so that its player base and player loyalty increases. Giant may be unsuccessful in developing or releasing enhanced content, features or new versions for Giant

Online. Even if Giant is successful in doing so, it may not attract additional players or increase player loyalty for Giant Online. Additionally, Giant Online may not achieve equal or greater popularity as compared to ZT Online. Giant’s industry is highly competitive and it faces a number of risks including those outlined under “Risk Factors” beginning on page 12 of Giant’s prospectus filed with the Securities and Exchange Commission on November 1, 2007. Giant undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

Investor Contact: Eric He, CFO Giant Interactive Group Inc. +86 21 6451 5001	Investor Relations (US): Mahmoud Siddig Taylor Rafferty 212-889-4350

Investor Relations (HK): Ruby Yim Taylor Rafferty +852 3196 3712	Media Contact: John Dooley Taylor Rafferty 212-889-4350